

04015664

CM
3.2V

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-40330

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MC FINANCIAL SERVICES LTD.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE
                    (No. and Street)

NEW YORK   NEW YORK   10022
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAKAJIRO ISHIKAWA   (212) 605 2315
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                              Deloitte.
              (Name - if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281-1438
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Takajiro Ishikawa, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of MC Financial Services Ltd. as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

_____ 2-23-04
Takajiro Ishikawa   Date
President

Subscribed and sworn to before me
this 23rd day of February, 2004

_____
Notary Public

MC FINANCIAL SERVICES LTD.
(S.E.C. I.D. No. 8-40330)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

MC FINANCIAL SERVICES LTD.

TABLE OF CONTENTS



Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

MC Financial Services Ltd.

We have audited the accompanying statement of financial condition of MC Financial Services Ltd. (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MC Financial Services Ltd. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

MC FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS (INCLUDING TIME DEPOSITS OF $5,349,316)	$ 5,703,586
RECEIVABLES FROM AFFILIATES	856,287
ACCOUNTS RECEIVABLE	183,638
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net	21,911
LOANS RECEIVABLE FROM EMPLOYEES	4,298
LOANS RECEIVABLE FROM MC CAPITAL INC	5,000,000
DEFERRED TAX ASSET	76,510
OTHER ASSETS	166,429
TOTAL ASSETS	$ 12,012,659

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 537,838
Payable to affiliates	147,816
Total liabilities	685,654
STOCKHOLDERS' EQUITY:	
Common stock, par value $10,000 per share (500 shares authorized; 306 shares issued and outstanding)	3,060,000
Additional paid-in capital	1,237,152
Retained earnings	7,029,853
Total stockholders' equity	11,327,005
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,012,659

See notes to statement of financial condition.

MC FINANCIAL SERVICES LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION AND NATURE OF BUSINESS

MC Financial Services Ltd. (the "Company") is owned 51% by Mitsubishi International Corporation ("MIC") and 49% by Mitsubishi Corporation ("MC"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company is organized to provide investment banking, merger and acquisition advice to affiliated companies and clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Property, Equipment and Leasehold Improvements - Property, equipment and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over the estimated useful lives of the assets, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Income Taxes - The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* ("SFAS 109"). Federal, state and local income tax returns are filed on a separate company basis.

Cash Flows - The Company has included in cash and cash equivalents highly liquid time deposits with original maturities of 90 days or less. These balances are deposited with one bank and one of the time deposits in the amount of $3,000,000 is deposited off-shore.

Fair Value of Financial Instruments - Substantially all financial instruments on the Company's statement of financial condition are carried at fair value or amounts which approximate fair value.

3. RELATED PARTY TRANSACTIONS

The Company provides management and consulting services for MIC, MC and other affiliates.

At December 31, 2003, receivables (relating to billings for management and consulting fees) from and payables (relating to reimbursement for expenses) to affiliates were $856,287 and $147,816, respectively. These balances customarily have been settled currently.

On January 16, 2003 the Company loaned $5,000,000 to MC Capital Inc. The loan is automatically renewed or can be called by the lender providing a 10 business day notice is given.

See Note 6 for lease disclosure.

4. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements at December 31, 2003 are as follows:

Leasehold improvements	$ 198,395
Machinery, equipment and software	67,711
	266,106
Less accumulated depreciation and amortization	244,195
Property, equipment and leasehold improvements - net	$ 21,911

5. INCOME TAXES

At December 31, 2003, the Company had income taxes payable of $72,742, which is included in accounts payable and accrued expenses on the statement of financial condition.

Deferred taxes of $76,510 relate to differences in computing depreciation for book and tax. No valuation allowance has been established and management believes that it is more likely than not that such asset will be realized.

6. COMMITMENTS AND CONTINGENCIES

Leases - The Company is a party to a lease agreement terminating in April 2007 with MIC for its office space. The lease agreement includes escalation clauses based on the operating costs of the building and can be cancelled by the Company at any time.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was .34 to 1, and its net capital of $2,014,994 was $1,914,994 in excess of the minimum required.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

MC Financial Services Ltd.
520 Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of MC Financial Services Ltd. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above. However, we noted the following condition involving the Company's internal control:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated February 23, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effects, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP